As filed with the Securities and Exchange Commission on March 12, 2021

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Washington Federal, Inc.

(Name of Subject Company (Issuer))

Washington Federal, Inc.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $1.00 per share

(Title of Class of Securities)

938824109

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Vincent L. Beatty

Chief Financial Officer

Washington Federal, Inc.

425 Pike Street

Seattle, Washington 98101

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Samir A. Gandhi, Esq.

Sidley Austin LLP

787 7th Ave

New York, New York 10019

(212) 839-5360

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$290,000,000*	$31,639.00**
*

Estimated for purposes of calculating the Filing Fee only. This amount is based on the offer to purchase for not more than $290,000,000 in aggregate of up to 10,943,396 shares of Common Stock, par value $1.00 per share, at the minimum tender offer price of $26.50 per share.

**	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $109.10 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$31,639.00
Form or Registration No.:	Schedule TO
Filing Party:	Washington Federal, Inc.
Date Filed:	February 9, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission by Washington Federal, Inc., a Washington corporation (the “Company”), on February 9, 2021 (together with all subsequent amendments and supplements thereto, the “Schedule TO”), in connection with the Company’s offer to purchase for cash up to $290,000,000 of its common stock, $1.00 par value per share (the “shares”), at a price per share of not less than $26.50 and not more than $31.00 in cash, without interest and subject to any applicable withholding taxes.

Only those items amended or supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase, dated February 9, 2021, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Item 1.	Item 11. Additional Information.

Item 11 is hereby amended and supplemented as follows:

On March 12, 2021, Washington Federal, Inc. issued a press release announcing the final results of the tender offer, which expired at 12:00 midnight, New York City time, at the end of the day on March 9, 2021. A copy of such press release is filed as Exhibit (a)(5)(iii) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iii) Press release announcing final results of the tender offer, dated March 12, 2021.

Exhibit Index

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)*	Offer to Purchase, dated February 9, 2021.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated February 9, 2021.

(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated February 9, 2021.

(a)(1)(vi)*	Summary Advertisement, dated February 9, 2021.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Press release announcing the Tender Offer, dated February 9, 2021.

(a)(5)(ii)*	Press release announcing preliminary results of the Tender Offer, dated March 10, 2021.

(a)(5)(iii)**	Press release announcing final results of the Tender Offer, dated March 12, 2021.

(b)	Not applicable.

(d)(i)	2020 Incentive Plan and Form of Award Agreements (incorporated by reference to the filing of such exhibit with the Company’s Annual Report on Form 10-K filed with the SEC on November 23, 2020 (File No. 001-34654).

(d)(ii)	2011 Incentive Plan, as amended (incorporated by reference to the filing of such exhibit with the Company’s Annual Report on Form 10-K filed with the SEC on November 21, 2016 (File No. 001-34654).

(d)(iii)	Form of Restricted Stock Award Agreement under 2011 Incentive Plan (incorporated by reference to the filing of such exhibit with the Company’s Current Report on Form 8-K filed with the SEC on October 24, 2016 (File No. 001-34654).

(d)(iv)	Form of Stock Option Agreement under 2011 Incentive Plan (incorporated by reference to the filing of such exhibit with the Company’s Current Report on Form 8-K filed with the SEC on October 24, 2016 (File No. 001-34654).

(d)(v)	Form of Change of Control Agreement (incorporated by reference to the filing of such exhibit with the Company’s Current Report on Form 8-K filed with the SEC on August 19, 2015 (File No. 001-34654).

(g)	Not applicable.

(h)	Not applicable.

*	Filed previously
**	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2021

WASHINGTON FEDERAL, INC.

By:	/s/ Vincent L. Beatty
Name: Vincent L. Beatty
Title: Executive Vice President and Chief Financial Officer